UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Results of Meetings dated 03 December 2025

Press Release

3 December 2025

Argo Blockchain plc

("Argo" or "the Company")

Results of Plan and General Meetings

Argo Blockchain plc announces the results of the meetings held on 2 December 2025 in connection with its proposed restructuring plan under Part 26A of the Companies Act 2006 (the "Restructuring Plan") and of its general meeting also held on 2 December 2025.

Pursuant to an order made by the High Court of Justice, Business and Property Courts of England and Wales (the "Court") dated 6 November 2025 (the "Order"), the Company convened three Plan Meetings for 2 December 2025 - one each for (i) Shareholders ("Shareholder Court Meeting"), (ii) Noteholders (8.75% Senior Notes due 2026, ticker ARBKL), ("Noteholder Court Meeting") and (iii) the Secured Lender (Growler Mining Tuscaloosa, LLC) ("Growler") ("Secured Lender Court Meeting") ("Plan Meetings").  In addition to the Plan Meetings, a general meeting of the Company was convened for 2 December 2025 ("General Meeting").

Plan Meetings

Each Plan Meeting was asked to approve the Restructuring Plan.

The Restructuring Plan was approved, on poll votes, at each of the Plan Meetings by the relevant majorities of the members of each class representing at least 75% in value of those present and voting (in person or by proxy):

●         of the Shareholders, 81.70% in number of shares of those voting approved the Restructuring Plan;

●         of the Noteholders, 100% in value of those voting approved the Restructuring Plan; and

●         of the Secured Lender, 100% in value of those voting approved the Restructuring Plan.

The Restructuring Plan remains subject to approval of the Court with the sanction hearing currently scheduled to commence at 10.30 a.m. on 8 December 2025.

General Meeting

The General Meeting was held for the purpose of approving the conditional waiver granted by the Takeover Panel, of the obligation that would otherwise arise on Growler under Rule 9 of the Takeover Code in connection with the Restructuring Plan ("Rule 9 Waiver").

The resolution to approve the Rule 9 Waiver was approved on a poll. The number of votes lodged for and against the resolution, as well as the number of votes withheld, is set out below.

Votes for:	15,596,847	(77.03%)
Votes against:	4,651,990	(22.97%)
Votes withheld:	3,528,166	-

General

Documents relating to the Restructuring Plan are available at https://deals.is.kroll.com/argo.

The Restructuring Plan has been structured to enable the Company to rely on the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended, and certain other available exemptions under the U.S. Securities Act of 1933 and applicable state securities laws, in each case with respect to securities expected to be issued under the plan.

For further information of a general nature regarding the Restructuring Plan, please contact Fladgate LLP, the Company's legal advisers.  Shareholders and noteholders that are retail investors should contact the Retail Advocate.

FLADGATE LLP
Email:	Argo@fladgate.com
Address:	16 Great Queen Street, London, WC2B 5DG
Attention:	Jeremy Whiteson
THE RETAIL ADVOCATE
Email:	jy@abadvocate.co.uk
Attention:	Jon Yorke

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 December, 2025	ARGO BLOCKCHAIN PLC By: /s/ Justin Nolan Name: Justin Nolan Title: Chief Executive Officer